Mail Stop 3561

October 26, 2006

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

   Re: **FTS Group, Inc.**
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed September 29, 2006
      File No. 333-133749
      Amendment No 1. to Form 8-K
      Filed March 3, 2006
      File No. 0-24829

Dear Mr. Gallagher:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that staff comments are required to be resolved before a registration statement is declared effective. Staff comments may be resolved by providing an explanation, analysis and/or supplemental information telling as to why an accounting comment is not applicable and that the current presentation and disclosure is factually supportable in U.S. GAAP or by revising the financial statements and/or accounting disclosure to reflect the applicable U.S. GAAP.

2. You state in your response to comment 2 in our letter dated July 27, 2006 that the Board does not consider Mr. Rasmussen to be the Principal Operating Officer of the company. This does not appear to be consistent with the employment agreement dated February 1, 2006 which you filed on May 15, 2006 as Exhibit 10.28 to your Form 10-QSB for the fiscal quarter ended March 31, 2006. We therefore are still of the view that the filing of a Form 8-

K was appropriate. Accordingly, we restate comments 2 and 3 in our letter dated July 27, 2006.

3. We note your response to comment 5 in our letter dated July 27, 2006. The fee table on page 1 indicates that the amount of common stock to be registered is 212,848,98 -- not 212,848,288, as stated on page 2. Footnote 3 on page1 indicates that 84,96,684 shares are being registered underlying outstanding warrants. Page 3 indicates that 84,396,864 shares are being registered underlying outstanding warrants. Please review your document for accuracy and consistency and revise accordingly.

Selling Security Holders, page 8

4. We note your response to comment 8 in our letter dated July 27, 2006. However, please revise footnote 11 on page 10 to identify Olympus Securities as an underwriter.

5. We note your response to comment 9 in our letter of July 27, 2006 that the other selling security holders are not broker/dealers or underwriters. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

- the selling stockholder purchased the shares in the ordinary course of business; and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Description of Business, page 16

6. Please refer to comment 11 in our letter of July 27, 2006. Please state that the company's goal is to develop, invest-in or acquire cash-flow positive businesses and viable business projects.

7. We note your response to comment 12 in our letter of July 27, 2006. It does not appear that you have revised this section to address concerns we raised in previous comment letters. For example:

- Where do you specify whether significant amounts of your revenue are derived from the sale of specific products or services on either the "bricks" or "clicks" side of your business?

- Where do you explain how significant the sale of Metro PCS wireless handsets and service plans is to your business?

- • Where do you describe what products and services you resell from other NVNOs?

  As previously requested, please revise your business section to more clearly describe the products or services from which you derive your major sources of revenue.

Consolidated Balance Sheets, December 31, 2005 and 2004, page F-3

8. We note your response to comment 19 in our letter dated July 27, 2006. In the specific instance where you issue common shares and warrants in a private placement for $1,159,000, the warrant contract specifies the circumstances when net-cash settlement is permitted. See clause 2(a) of Exhibit 4.1 of Form 8-K filed on March 4, 2005. Furthermore, the maximum number of common shares that could be required to be delivered under either net share or physical settlement exceeds the number of authorized shares available as of your balance sheet date. This is supported by the disclosure you possess an insufficient number of shares to satisfy your obligations. See page 12 of Schedule 14(A) filed on September 27, 2006. Based on this evidence it appears that share settlement is not within control of the company and liability classification is required. See paragraphs 17 and 19 of EITF 00-19. Please advise or reassess the classification of common shares potentially issuable on the conversion of warrants and notes and revise your registration statement, as applicable. If management determines that reclassification from permanent equity is not required, please provide us your analysis citing both the relevant applicable share agreements and the citations in U.S. GAAP that support your accounting treatment.

Financial Statements, June 30, 2006, page F-19

Consolidated Statements of Operations, June 30, 2006 and December 31, 2005, page F-21

9. We note your response to comment 30 in our letter dated July 27, 2006. Please advise why you are not presently required or it is impracticable to separately present service and product revenues and related cost of sales that exceed 10% of revenues as of January 1, 2006. Alternatively, please revise your presentation for the interim periods. See Rule 5-03(b) of Regulation S-X.

Consolidated Statements of Cash Flows, Six Months Ended June 30, 2006 and 2005, page F-22

10. We note your response to comment 31 in our letter dated July 27, 2006. Please tell us how you have recorded the effects of the SWS acquisition in your interim cash flow statements. Specifically, please tell us if you present the net assets of SWS, net of cash acquired as an investing activity, or separately from the changes in operating assets and liabilities. The operating activities appear to include cash flows for the combined entity. Please advise or revise your registration statement and interim filings accordingly.

11. We refer you to the proceeds from notes payable of $518,798. Please tell us why you did not record cash proceeds of $635,002 as a financing activity and the acquisition of $201,962 in liabilities and $85,758 in trade receivables within the acquired net assets of SWS. We refer you to page F-32. Please advise or revise your interim cash flow statements in the registration statement and interim filings, as applicable.

Notes to Consolidated Financial Statements, June 30, 2006, page F-22

(1) Summary of Significant Accounting Policies, page F-22

12. We note your response to comment 32 in our letter dated July 27, 2006. We see no segment disclosures in the interim disclosure as of June 30, 2006 and one mention in footnote 11 of amendment No. 2 of the Form SB-2. See page F-32. If, based on your disclosure, management has determined there is multiple reporting segments please provide the disclosures required by SFAS No. 131 in your registration statement, as applicable. Alternatively, please tell us why you do not have multiple reportable segments and include the SFAS No. 131 criteria in your explanation.

Stock Based Compensation, page F-25

13. We note your response to comment 33 in our letter dated July 27, 2006. Please advise or revise your registration statement to include the disclosures required by paragraph 84 of SFAS No. 123(R).

(9) Stock, page F-29

14. We note your response to comment 36 in our letter dated July 27, 2006. We do not see the revised disclosure of rights and privileges for outstanding shares in your registration statement. Please advise or revise.

(10) Options and Warrants, page F-29

> 15. We note your response to comment 27 in our letter dated July 27, 2006 and we reissue out comment. Please advise or revise the interim disclosures to include information required by paragraphs 84, A.240.c.(2), 240.d., 240.e.(2), 240.g. and 240.i., 240.j. and 240.k. of SFAS No. 123(R), as applicable.

Warrants, page F-31

> 16. Please tell us if you adopted variable accounting and the amount of compensation expense recognized in the third and fourth quarters of fiscal 2005, if applicable. We note that you reduced the exercise prices for both A and B warrants.

(11) See World Satellites, Inc. Acquisition, page F-32

> 17. We note your response to comment 38 in our letter dated July 27, 2006. Please advise or revise your disclosure to include the pro forma results of operations for the fiscal quarter and six months ended. See paragraph 58 of SFAS No. 141.

> 18. We note you increased the purchase price allocation from $5.5 million to approximately $6 million without increasing the $5.5 million in consideration exchanged for SWS. Please tell us why you recorded additional assets of $518,798 yet did not record the payable due to Mr. Richard Miller in the purchase price allocation. It would seem appropriate to reduce the disclosed purchase price allocation by $518,798 because your net assets were reduced by this liability to Mr. Miller. Please advise or revise the financial statements and/or purchase accounting disclosures in your registration statement and interim filings to reflect the related party liability of $518,798 and net assets of $5.5 million.

Exhibit 23.1 Consent of R.E. Bassie & Co., page 30

> 19. We note your response to comment 28 in our letter dated July 27, 2006. You may appeal for an exemption to this requirement by submitting a letter to the Office of Chief Accountant within the Division of Corporation Finance. For further information on the content of the letter please see, Guidance for Consulting with the Office of the Chief Accountant, at www.sec.gov.

> 20. Amendment No. 2 to Form SB-2 does not include the exhibit numbers. 4.16 and 23.1 that were filed with the original registration statement. Please file these exhibits in your next amended filing.

Form 8-K/A Filed on March 3, 2006

21. We note your response to comment 42 in our letter dated July 27, 2006 and are not persuaded the loss is classified in accordance with U.S. GAAP. Losses, either due to impairment or disposals, are required to be included in income or loss from continuing operations before income taxes. The held for use classification would have no impact on the characterization. See paragraphs 25, 45 and B.116 of SFAS No. 144. Please advise or revise your financial statements.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy M. Trombly, Esq.
    Fax: 617-243-0066